UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

__________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)(1)

United States Cellular Corporation
(Name of Issuer)

Common Shares ($1.00 par value)
(Title of Class of Securities)

911684108
(CUSIP Number)

LeRoy T. Carlson, Jr. (312) 630-1900 President and Chief Executive Officer Telephone and Data Systems, Inc. 30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602 (312) 630-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________________

(1)          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions  of the Act (however, see the Notes).

SCHEDULE 13D
13D
CUSIP No. 911684108		Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telephone and Data Systems, Inc. I.R.S. ID: 36-2669023
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER - 70,788,703 shares - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER Same as 7 above.
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13

PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 73.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 84.1% of the Issuer’s outstanding classes of capital stock and approximately 96.5% of their combined voting power.(2)

14	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________

(2)           Based on 51,199,959 Common Shares and 33,005,877 Series A Common Shares outstanding on August 31, 2014.

SCHEDULE 13D
13D
CUSIP No. 911684108		Page 3 of 10 Pages

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30, 1989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER - 70,788,703 shares - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER Same as 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 73.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 84.1% of the Issuer’s outstanding  classes of capital stock and approximately 96.5% of their combined voting power.(3)

14	TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________

(3)                Based on 51,199,959 Common Shares and 33,005,877 Series A Common Shares outstanding on August 31, 2014.

Schedule 13D

Issuer:  United States Cellular Corporation

This Amendment Number 16 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), by Telephone and Data Systems, Inc., a Delaware corporation (“TDS”).  This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share (“Common Shares”), and/or Series A Common Shares, par value $1.00 per share (“Series A Common Shares”), which are convertible on a share-for-share basis into Common Shares, of United States Cellular Corporation, a Delaware corporation (the “Issuer” or “U.S. Cellular”).

Item 1.   Security and Issuer.

This statement relates to the Common Shares of the Issuer.  The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Chicago, Illinois 60631.

Item 2.   Identity and Background.

TDS and the Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated June 30, 1989 (the “Voting Trust”), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the Voting Trust.

TDS. TDS is a Delaware corporation.  The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  TDS’s principal business is that of providing diversified telecommunications services.  TDS, directly and through its subsidiaries, has wireless, local telephone, and broadband services operations.  The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

The Trustees of the Voting Trust.  The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  The Voting Trust holds TDS Common Shares and TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.  The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting  Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below is incorporated herein by reference.

Item 4.   Purpose of Transaction.

The Voting Trust holds TDS Common Shares and TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the TDS Common Shares and TDS Series A Common Shares held in the trust.  The following information is being updated herein.

Schedule 13D

Issuer:  United States Cellular Corporation

The following discloses actions by the Issuer’s Board of Directors (the “Issuer Board”) and TDS on September 25, 2014.   On such date, the Issuer’s Board approved amendments (“Charter Amendments”) to the Issuer’s current Restated Certificate of Incorporation (“Current Charter”).  On such date, the Issuer’s Board and TDS also took action to make certain changes to the Issuer Board.   Issuer directors who are affiliated with TDS and/or the Voting Trust recused themselves from the vote on such matters.

Although TDS, as controlling shareholder, has the ability to effect the Charter Amendments and changes to the Board unilaterally over time, as a matter of good corporate governance, TDS sought approval of such changes from the independent directors and made certain changes based on discussions with the independent directors.  The changes that were made are set forth in a letter from TDS to the Issuer’s Board that is attached hereto as Exhibit 7(b).

The Charter Amendments will modernize the Charter, be consistent with developments in corporate governance in moving away from classified boards and/or otherwise be consistent with TDS’ majority ownership interest in Issuer.  The changes to the Issuer Board increase the number of non-independent directors on the Issuer Board to a more historical level that is more proportionate with TDS’ significant controlling interest in Issuer, considering that Issuer is TDS’ largest and most significant asset and business.

The Charter Amendments include (1) an amendment to declassify the Issuer Board so that each director would be elected annually rather than once every three years (the “Declassification Amendment”), (2) an amendment to opt out of Section 203 of the Delaware General Corporation Law (“DGCL”) (“Section 203 Amendment”) and (3) an amendment to correct, update and clean-up the Current Charter (“Ancillary Amendment”).

The Declassification Amendment was considered desirable because it would allow TDS, and other shareholders, to vote in the election of each director every year, rather than once every three years.  In addition, although TDS does not have any plans to remove directors, it would permit TDS to remove the Issuer directors with or without cause, whereas currently directors can be removed only with cause.

The Section 203 Amendment would amend the Current Charter to include a new provision in which Issuer elects not to be governed by Section 203 of the DGCL.  If the Section 203 Amendment is adopted, it will increase the flexibility for TDS to sell a stock interest representing between 15% and 85% in voting power of the voting stock of U.S. Cellular to a third party.  TDS has no plan or intention of seeking to sell any of its shares in Issuer, and is simply seeking this amendment to provide flexibility.   If the Section 203 Amendment is approved, a new Article XI will be added to the Issuer’s Restated Certificate of Incorporation which reads as follows: “The corporation shall not be governed by Section 203 of the General Corporation Law of the State of Delaware; provided, however, to the fullest extent permitted by Delaware law, this Article XI shall not be effective until the later of May 17, 2016 (which is the anticipated date of the corporation’s annual meeting of shareholders in 2016) or twelve (12) months after the adoption of this Article XI by the stockholders of the corporation, and shall not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such effectiveness.”

The Ancillary Amendment would update certain provisions in the Current Charter that are out-of-date, obsolete or inoperative, and would consolidate all prior and current amendments into one Restated Certificate of Incorporation. The Ancillary Amendment is only intended to update and clean up the Current Charter and would not have any significant effect.

The Charter Amendments will be submitted to Issuer’s shareholders at a special meeting of shareholders to be scheduled later in 2014.

Following approval of the Charter Amendments by the Issuer Board, the Issuer Board and TDS also took action to make changes to the Issuer Board on September 25, 2014.

On such date, the Issuer Board increased the size of the Issuer Board to 14 members and redesignated Gregory P. Josefowicz from a Series A Common Share director to a Common Share director.

Schedule 13D

Issuer:  United States Cellular Corporation

Following such action, TDS delivered a consent as the sole holder of Series A Common Shares to elect the following persons to the four vacancies on the Issuer Board resulting from such action: (i) Peter L. Sereda, Senior Vice President – Finance and Treasurer of TDS; (ii) Kurt B. Thaus, Senior Vice President and Chief Information Officer of TDS; (iii) Douglas D. Shuma, Senior Vice President and Controller (chief financial officer and chief accounting officer) of TDS and Chief Accounting Officer of Issuer; and (iv) Steven T. Campbell,  Executive Vice President – Finance, Chief Financial Officer and Treasurer of Issuer.

                                The Charter Amendments and changes to the Issuer Board are described in Issuer’s Current Report on Form 8-K date September 26, 2014 and Issuer’s preliminary proxy statement filed with the SEC on Schedule 14A on September 26, 2014, which are incorporated by reference herein.

TDS has the voting power to cause the Charter Amendments to be approved, and intends to vote for the Charter Amendments at the Special Meeting of shareholders.

                                TDS requested the changes to the Board to increase the number of non-independent directors to a more historical level that is more proportionate with TDS’ significant controlling interest in U.S. Cellular.  The changes to the Charter would modernize the Charter, be consistent with developments in corporate governance in moving away from classified boards and be consistent with TDS’ majority ownership interest in U.S. Cellular. The Declassification Amendment was suggested by TDS so that TDS could vote in the election of each director annually rather than once every three years.  The Section 203 Amendment was suggested to provide TDS with greater flexibility with respect to certain sales of U.S. Cellular shares. Section 203 is an anti-takeover provision that applies to Delaware corporations.  These actions were not taken as a result of any planned action or transaction.

Except as disclosed or incorporated by reference herein, neither TDS nor the Voting Trust has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The trustees of the Voting Trust advised TDS that they intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

Notwithstanding the foregoing, TDS and the trustees of the Voting Trust retain the right to change their intent, to acquire additional securities from time to time or to dispose of all or part of the securities beneficially owned by TDS or the Voting Trust in any manner permitted by the terms of the Voting Trust and/or applicable law.

Item 5.   Interest in Securities of the Issuer.

(I)                        TDS.

(a)           As of the date of this Schedule 13D/A, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 37,782,826 Common Shares which is approximately 73.8% of such shares outstanding.  In addition, TDS owns 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

Schedule 13D

Issuer:  United States Cellular Corporation

(b)  (i)     Sole Power to Vote or Direct the Vote:

TDS is the direct beneficial owner of 37,782,826 Common Shares and 33,005,877 Series A Common Shares of the Issuer representing approximately 84.1% of all classes of common shares of the Issuer.  The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares.  TDS has sole voting power with respect to an aggregate of 37,782,826 Common Shares and 33,005,877 Series A Common Shares representing approximately 96.5% of the combined voting power of the Common Shares and the Series A Common Shares.  As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

(ii)   Shared Power to Vote or Direct the Vote:

None.

(iii)  Sole Power to Dispose or Direct the Disposition:

TDS has sole power to dispose of 37,782,826 Common Shares and 33,005,877 Series A Common Shares, representing approximately 84.1% of all classes of capital stock outstanding.

(iv)  Shared Power to Dispose or Direct the Disposition:

None.

(c)           To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

(d)           To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

(e)           Not Applicable.

(II)              Directors and Executive Officers of TDS.

(a) - (b)   See Appendix D attached hereto and  incorporated herein by reference.

(c)           To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

(d)           To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

(e)           Not applicable.

Schedule 13D

Issuer:  United States Cellular Corporation

(III)            The Voting Trust.

(a)     As of the date of this Schedule 13D/A, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust may be deemed to beneficially own an aggregate of 37,782,826 Common Shares representing 73.8% of such shares.  In addition, the Voting Trust may be deemed to beneficially own 33,005,877 Series A Common Shares.

(b)           (i)            Sole Power to Vote or Direct the Vote:

None.

        (ii)           Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of TDS Series A Common Shares and TDS Common Shares.  The Voting Trust holds and the trustees vote 6,808,533 Series A Common Shares of TDS and 6,122,698 TDS Common Shares, representing approximately 94.8% of the outstanding TDS Series A Common Shares and approximately 6.1% of the outstanding TDS Common Shares, and approximately 56.3% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors.(4)  Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has voting power to elect all directors of the Issuer and has approximately 96.5% of the combined voting power of the Issuer with respect to matters other than the election of directors.

(iii)          Sole Power to Dispose or Direct the Disposition:

None.

(iv)          Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5.III(b)(ii) above is incorporated herein by reference.  Through the ability to direct a majority of the combined voting power of TDS, the Voting Trust trustees share the power to direct the disposition of 37,782,826 Common Shares and 33,005,877 Series A Common Shares of the Issuer, representing 84.1% of all classes of capital stock outstanding of the Issuer.

(c)           To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust except to the extent disclosed herein.

(d)           To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

(e)           Not Applicable.

_________________________________

(4)                  Based on 100,749,924 Common Shares,   7,185,356 Series A Common Shares and 8,240 Preferred Shares of TDS on August 31, 2014.

Schedule 13D

Issuer:  United States Cellular Corporation

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust holds TDS Series A Common Shares and TDS Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote TDS Series A Common Shares and TDS Common Shares held in the trust.

As of August 31, 2014, the Voting Trust trustees hold and the trustees vote 6,808,533 TDS Series A Common Shares and 6,122,698 TDS Common Shares, representing approximately 94.8% of the outstanding TDS Series A Common Shares, and approximately 6.1% of the outstanding TDS Common Shares, and approximately 56.3% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors.(5) Therefore, the Voting Trust trustees may direct a majority of the combined voting power of TDS which has the voting power to elect all directors of the Issuer and approximately 96.5% of the combined voting power of the Issuer with respect to matters other than the election of directors.

Item 7.   Material to be Filed as Exhibits.

(a)           Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Amendment No. 3 to Schedule 13D of the Voting Trust relating to TDS Common Shares dated May 2, 2005.

(b)           Copy of Letter from TDS to Issuer dated September 25, 2014

(c)           Issuer Current Report on Form 8-K dated September 25, 2014, is hereby incorporated by reference from Issuer’s Form 8-K filed with the SEC on September 26, 2014.

(d)           Issuer Preliminary Proxy Statement dated September 26, 2014, is hereby incorporated by reference from Issuer’s Schedule 14A filed with the SEC on September 26, 2014.

* * * * * *

___________________________________

(5)                        Based on 100,749,924 Common Shares, 7,185,356 Series A Common Shares and 8,240 Preferred Shares of TDS on August 31, 2014.

Schedule 13D

Issuer:  United States Cellular Corporation

JOINT FILING AGREEMENT

The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 26, 2014.

TELEPHONE AND DATA SYSTEMS, INC.			TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED AS OF JUNE 30, 1989
By	/s/ LeRoy T. Carlson, Jr.		/s/ Walter C. D. Carlson*
	LeRoy T. Carlson, Jr.		Walter C. D. Carlson
President and Chief Executive Officer

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

		*By	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

* Pursuant to Joint Filing Agreement and Power of Attorney previously filed with the Securities and Exchange Commission and incorporated by reference herein.

Signature Page to the 16th Amendment to the

Amended and Restated Schedule 13D

relating to the direct and indirect beneficial ownership of the

Common Stock of United States Cellular Corporation by

Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D                                                                                                                                                       APPENDIX A

Issuer:  United States Cellular Corporation

Page 1 of 4 of Appendix A

DIRECTORS OF TDS

(I)	(a)	Name: LeRoy T. Carlson, Jr.
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(II)	(a)	Name: Prudence E. Carlson
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Private Investor
	(f)	Citizenship: United States
(III)	(a)	Name: Kenneth R. Meyers
	(b)	Business Address: United States Cellular Corporation 8410 West Bryn Mawr Chicago, Illinois 60631

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of United States Cellular Corporation
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX A

Issuer:  United States Cellular Corporation

Page 2 of 4 of Appendix A

(IV)	(a)	Name: Clarence A. Davis
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Business Consultant
	(f)	Citizenship: United States
(V)	(a)	Name: Walter C.D. Carlson
	(b)	Business Address: Sidley Austin LLP One S. Dearborn Street Chicago, Illinois 60603
	(c)	Present Principal Occupation or Employment: Partner of the law firm of Sidley Austin LLP
	(f)	Citizenship: United States
(VI)	(a)	Name: Letitia G. Carlson, M.D.
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Physician and Associate Clinical Professor at George Washington University Medical Center
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX A

Issuer:  United States Cellular Corporation

Page 3 of 4 of Appendix A

(VII)	(a)	Name: David A. Wittwer
	(b)	Business Address: TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(VIII)	(a)	Name: Herbert S. Wander
	(b)	Business Address: Katten Muchin Rosenman LLP 525 West Monroe Street Suite 1600 Chicago, Illinois 60606-3693
	(c)	Present Principal Occupation or Employment: Partner of the law firm of Katten Muchin Rosenman LLP
	(f)	Citizenship: United States
(IX)	(a)	Name: George W. Off
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Private Investor
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX A

Issuer:  United States Cellular Corporation

Page 4 of 4 of Appendix A

(X)	(a)	Name: Gary L. Sugarman
	(b)	Business Address: 160 Allens Creek Road Suite 2 Rochester, NY 14618
	(c)	Present Principal Occupation or Employment: Managing Member of Richfield Capital Partners
	(f)	Citizenship: United States
(XI)	(a)	Name: Mitchell H. Saranow
	(b)	Business Address: The Saranow Group, LLC 411 E. Business Center Drive Suite 104 Mt. Prospect, IL 60056
	(c)	Present Principal Occupation or Employment: Chairman of The Saranow Group, LLC
	(f)	Citizenship: United States
(XII)	(a)	Name: Christopher D. O’Leary
	(b)	Business Address: General Mills No. 1 General Mills Boulevard Minneapolis, MN 55426
	(c)	Present Principal Occupation or Employment: Executive Vice President, Chief Operating Officer- International, of General Mills
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX B

Issuer:  United States Cellular Corporation

Page 1 of 4 of Appendix B

EXECUTIVE OFFICERS OF TDS

(I)	(a)	Name: LeRoy T. Carlson, Jr.
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(II)	(a)	Name: LeRoy T. Carlson
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Chairman Emeritus of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(III)	(a)	Name: Kenneth R. Meyers
	(b)	Business Address: United States Cellular Corporation 8410 West Bryn Mawr Chicago, Illinois 60631
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX B

Issuer:  United States Cellular Corporation

Page 2 of 4 of Appendix B

(IV)	(a)	Name: David A. Wittwer
	(b)	Business Address: TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(V)	(a)	Name: Joseph R. Hanley
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Senior Vice President – Technology, Services and Strategy of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(VI)	(a)	Name: Peter L. Sereda
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Senior Vice President – Finance and Treasurer of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX B

Issuer:  United States Cellular Corporation

Page 3 of 4 of Appendix B

(VII)	(a)	Name: Douglas D. Shuma
	(b)	Business Address: Telephone and Data Systems, Inc. 8401 Greenway Blvd. Middleton, WI 53562
	(c)	Present Principal Occupation or Employment: Senior Vice President and Controller of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(VIII)	(a)	Name: Kurt B. Thaus
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Senior Vice President and Chief Information Officer of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(IX)	(a)	Name: Scott H. Williamson
	(b)	Business Address: 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Senior Vice President – Acquisitions and Corporate Development of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX B

Issuer:  United States Cellular Corporation

Page 4 of 4 of Appendix B

(X)	(a)	Name: C. Theodore Herbert
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Vice President-Human Resources of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX C

Issuer:  United States Cellular Corporation

Page 1 of 2 of Appendix C

TRUSTEES OF THE VOTING TRUST

(I)	(a)	Name: LeRoy T. Carlson, Jr.
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.
	(f)	Citizenship: United States
(II)	(a)	Name: Walter C.D. Carlson
	(b)	Business Address: Sidley Austin LLP One S. Dearborn Street Chicago, Illinois 60603
	(c)	Present Principal Occupation or Employment: Partner of the law firm of Sidley Austin LLP
	(f)	Citizenship: United States
(III)	(a)	Name: Letitia G. Carlson, M.D.
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment: Physician and Associate Clinical Professor at George Washington University Medical Center
	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                       APPENDIX C

Issuer:  United States Cellular Corporation

Page 2 of 2 of Appendix C

(IV)	(a)	Name: Prudence E. Carlson
	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, IL 60602
	(c)	Present Principal Occupation or Employment: Private Investor
	(f)	Citizenship: United States

Schedule 13D			APPENDIX D
Issuer: United States Cellular Corporation
Page 1 of 1 of Appendix D

Name	Number of Common Shares Beneficially Owned as of Latest Practicable Date	Percentage of Class of the Issuer’s Common Shares
LeRoy T. Carlson	1,243	*
LeRoy T. Carlson, Jr.	—	*
Letitia G. Carlson, M.D.	—	*
Prudence E. Carlson	—	*
Walter C.D. Carlson	13,978	*
Clarence A. Davis	—	*
Joseph Hanley	—	*
C. Theodore Herbert	—	*
Kenneth R. Meyers	68,937 (1)	*
George W. Off	500	*
Christopher D. O’Leary	—	*
Mitchell H. Saranow	—	*
Peter L. Sereda	—	*
Douglas D. Shuma	—	*
Gary L. Sugarman	—	*
Kurt B. Thaus	—	*
Herbert S. Wander	—	*
Scott H. Williamson	—	*
David A. Wittwer	—	*
TOTAL	84,658

* Less than 1%

(1) Includes 26,604 Common Shares subject to stock options that are currently exercisable or exercisable within 60 days of August 31, 2014.